First Community Corporation

5455 Sunset Blvd.

Lexington, SC 29072

November 20, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Henderson and Robert Klein

Re:	First Community Corporation
Form 10-K for Fiscal Year Ended December 31, 2022
Form 8-K filed October 18, 2023
File No. 000-28344

Dear Messrs. Henderson and Klein,

This letter is being submitted in response to the comment letter dated November 8, 2023 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to First Community Corporation’s (the “Company’s”) Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Current Report on Form 8-K furnished to the Commission on October 18, 2023.

For your convenience, the text of the Staff’s comments is set forth in italics followed by the Company’s responses. The headings and numbered responses below correspond to the headings and numbered comments in the Comment Letter.

Form 8-K filed October 18, 2023

Exhibit 99.1

1.	We note your presentation of the Non-GAAP measure for tangible common equity per common share excluding accumulated other comprehensive loss and tangible common equity to tangible assets excluding accumulated other comprehensive loss. Please address the following:

•	Revise your future filings to include a calculation and full reconciliation of this non-GAAP measure to GAAP financial information, quantifying each individual adjustment component to the numerator and denominator. In your response, provide us with a reconciliation for the period ended September 30, 2023.

Response:

We respectfully acknowledge the Staff’s comment and if these measures are included in future filings, we will provide a calculation and full reconciliation of such non-GAAP measures to GAAP financial information, quantifying each individual adjustment component to the numerator and denominator for all applicable periods. Further, we note that, consistent with past practice, we do not intend to include these measures in our Forms 10-K and 10-Q.

Please see the following reconciliation for (1) tangible book value per common share excluding accumulated other comprehensive loss and (2) tangible common equity to tangible assets excluding accumulated other comprehensive loss (collectively, the “Non-GAAP Measures Excluding AOCL”) for the period ended September 30, 2023, which line items are derived from the Company’s balance sheet as of September 30, 2023, as an illustration of the calculation and full reconciliation format that we intend to include in future filings if these measures are included in a future filing:

$ in thousands except per common share data		September 30,
		2023
A	Total shareholders' equity (GAAP)	$123,601
B	Intangible assets (GAAP)	643
C	Goodwill (GAAP)	14,637
D	Accumulated other comprehensive loss (GAAP)	(33,057)
E	Total shareholders' equity excluding accumulated other comprehensive loss (non-GAAP)	$141,378	E = A - B - C - D

F	Total assets (GAAP)	1,793,722
G	Intangible assets (GAAP)	643
H	Goodwill (GAAP)	14,637
I	Accumulated other comprehensive loss (GAAP)	(33,057)
J	Total assets excluding accumulated other comprehensive loss (non-GAAP)	$1,811,499	J = F - G - H - I

K	Common Stock, par value $1.00 per share (GAAP)	$7,600

L	Book value per common share (GAAP)	$16.26	L = A / K
M	Tangible book value per common share excluding accumulated other comprehensive loss (non-GAAP)	$18.60	M = E / K

N	Equity to assets (GAAP)	6.89%	N = A / F
O	Tangible common equity to tangible assets excluding accumulated other comprehensive loss (non-GAAP)	7.80%	O = E / J

•	Tell us and revise your disclosures, in future filings, to more fully explain what this measure represents and how it is used to analyze and evaluate financial condition and capital strength.

Response:

We respectfully acknowledge the Staff’s comment and if included in future filings, we will more fully explain the Non-GAAP Measures Excluding AOCL, what it represents and how such measures are used to analyze and evaluate financial condition and capital strength.

The Company’s management concluded that it was appropriate to include the Non-GAAP Measures Excluding AOCL for the Company’s financial performance measures in its earnings release furnished to the Commission because this information is useful for shareholders, current and potential investors, and financial industry analysts (collectively, the “Stakeholders”). The Company provided these Non-GAAP Measures Excluding AOCL in response to Stakeholders’ request for such information, and the Company has received feedback from its Stakeholders that it is beneficial information in comparing the Company to other companies and in assessing the Company in light of metrics that Stakeholders view as important.

The Company’s management believes that these Non-GAAP Measures Excluding AOCL are relevant measures to provide because accumulated other comprehensive income (loss) fluctuates on a quarterly and yearly basis based on changes in fair market values on the Company’s securities primarily due to change in market interest rates. The Company’s change from accumulated other comprehensive income to accumulated other comprehensive loss has been due to increases in market interest rates, which has a temporary negative impact on the fair value of the investment securities portfolio and on accumulated other comprehensive income (loss), which is included in shareholders’ equity. Providing the Non-GAAP Measures Excluding AOCL enhances Stakeholders’ ability to evaluate how the Company’s tangible book value per common share and tangible common equity to tangible assets have changed exclusive of the changes in accumulated other comprehensive income (loss) (i.e., the impact of subtracting GAAP net unrealized gains net of deferred taxes and adding back GAAP net unrealized losses net of deferred taxes on the investment securities portfolio.)

The Company will continue to note for Stakeholders that “Non-GAAP measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of the company’s results as reported under GAAP.”

•	Tell us how you determined the adjustment to exclude accumulated other comprehensive income (loss) is appropriate, including your consideration of whether the adjustment relates to normal, recurring activities of the Company or if it results in individually tailored accounting. Refer to Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

The Company’s management maintains that changes in the interest rate environment, which are affected by many factors beyond the Company’s control (including inflation, recession, unemployment, money supply, domestic and international events and changes in the United States and other financial markets) and affect others in the banking industry, can temporarily affect the market value of its available-for-sale investment securities and temporarily impact accumulated other comprehensive income (loss), which temporarily can impact shareholders’ equity. The Company does not believe that the disclosure of the Non-GAAP Measures Excluding AOCL, which are derivable directly from individual line items on the balance sheet, constitutes individually tailored accounting referred to in Question 100.04. The Company’s management believes that providing non-GAAP financial measures excluding accumulated other comprehensive income (loss) is a commonly used approach within the banking industry and is not an individually tailored accounting referred to in Question 100.04 given this commonality.

The Company’s management understands the need for transparent disclosure and will include all applicable reconciliations.

•	Tell us whether you will continue to present this measure and adjustment during periods where there is an accumulated other comprehensive gain rather than a loss, which would result in a reduction to these non-GAAP measures excluding AOCI. Refer to Question 100.03 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

We respectfully acknowledge the Staff’s comment. Subject to the Staff’s position and continuing Stakeholder interests in this measure and adjustment, we intend to present this measure and adjustment in future earnings releases during periods where there is an accumulated other comprehensive gain or loss.

•	Tell us whether you also add back the impact of AOCI to the denominator (total tangible assets) so that both the numerator and denominator would be calculated on a consistent basis, where applicable. To the extent that you do not, explain how you concluded it is appropriate.

Response:

We respectfully acknowledge the Staff’s comment and refer the Staff to the full reconciliation above that indicates when calculating the non-GAAP measure, we adjust both the numerator and denominator for the impact of accumulated other comprehensive income (loss) so that both are calculated on a consistent basis.

***

We hope the foregoing information addresses the Staff’s comments regarding the referenced filing. If you have any questions regarding this letter, please do not hesitate to contact me at (803) 951-0516.

Sincerely,

First Community Corporation

/s/ D. Shawn Jordan

D. Shawn Jordan
Chief Financial Officer